EXHIBIT (a)(5)(c)

Intevac	3560 Bassett Street, Santa Clara CA 95054

INTEVAC AMENDS TERMS OF EXCHANGE OFFER AND EXTENDS EXPIRATION
DATE TO JUNE 19, 2002

Santa Clara, California, June 6, 2002 – Intevac, Inc. (Nasdaq: IVAC), today announced that it is amending its offer to exchange its 6.5% Convertible Subordinated Notes due 2004 (the “Existing Notes”) and extending the expiration date of the exchange offer.

Approximately $4.5 million in aggregate principal amount of Intevac’s Existing Notes, or approximately 12% of the total outstanding, were tendered in the exchange offer that was scheduled to expire at 12:00 midnight, Eastern Time, on June 5, 2002, less than the minimum amount of Existing Notes required to be tendered under the original terms of the exchange offer.

The Amended Exchange Offer

In order to make the exchange offer more attractive to holders, Intevac has decided to amend the terms of the exchange offer so that for each $1,000 principal amount of their Existing Notes tendered in the exchange offer a holder will receive $1,000 principal amount of Intevac’s new 6.5% Convertible Subordinated Notes due 2009, convertible at $8.00 per share.

The amended exchange offer is conditioned on at least $30,000,000 principal amount of Existing Notes being tendered. Members of Intevac’s management, who collectively own $2,520,000 of the Existing Notes, have agreed to tender all their Existing Notes in the exchange offer. Intevac will accept all of the properly tendered Existing Notes in the exchange offer.

The expiration date for the exchange offer has been extended as a result of the amendment to the terms of the exchange offer to 12:00 midnight, Eastern Time, on June 19, 2002, unless extended or earlier terminated, and to close promptly after such expiration date.

An amendment to Intevac’s Schedule TO describing the amendment to the terms of the exchange offer will be filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy and is issued pursuant to Rule 135c under the Securities Act of 1933. The securities offered pursuant to the exchange offer have not been and will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.